CLEARY, GOTTLIEB, STEEN & HAMILTON

2000 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, D.C. 20006-1801

41, AVENUE DE FRIEDLAND
75008 PARIS

RUE DE LA LOI 57
1040 BRUSSELS

CITY PLACE HOUSE
55 BASINGHALL STREET
LONDON EC2V 5EH

PAVELETSKAYA SQUARE
115054 MOSCOW

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
TELEPHONE
(212) 225-2000
FACSIMILE
(212) 225-3999
WWW.CLEARYGOTTLIEB.COM

MAIN TOWER
NEUE MAINZER STRASSE 52
60311 FRANKFURT AM MAIN

THEODOR-HEUSS-RING 9
50668 COLOGNE

PIAZZA DI SPAGNA 15
00187 ROME

VIA FATEBENEFRATELLI 26
20121 MILAN

BANK OF CHINA TOWER
ONE GARDEN ROAD
HONG KONG

SHIN KASUMIGASEKI BUILDING
3-2, KASUMIGASEKI 3-CHOME
CHIYODA-KU, TOKYO 100-0013

04036820

File No. 82-2337

September 9, 2004

VIA HAND

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Disclosure Materials Provided on Behalf of I.E.M., S.A. de C.V. (File No. 82-2337) Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Ladies and Gentlemen:

On behalf of our client, I.E.M., S.A. de C.V. (the "Company") and pursuant to the Company's obligations under Rule 12g3-2(b)(1)(i) under the Exchange Act, we are furnishing the enclosed English translation of the Company's (a) consolidated quarterly report for the second quarter of 2004 and (b) consolidated annual report for the year ended December 31, 2003.

If you have any questions or require any further information, please do not hesitate to contact the undersigned or Jorge U. Juantorena of this firm at (212) 225-2000.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Sincerely,

David Bardeen

Enclosure

cc: Lic. Alejandro Archundia
Jorge U. Juantorena

9/13

MEXICAN STOCK EXCHANGE
SIFIC/ ICS

STOCK EXCHANGE CODE IEM
IEM, S.A. DE C.V.

QUARTER: 2 YEAR: 2004

CONSOLIDATED FINANCIAL STATEMENT
AT JUNE 30 OF 2004 AND 2003
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**641,110**	**100**	**684,115**	**100**
2	**CURRENT ASSETS**	**329,075**	**51**	**367,727**	**54**
3	CASH AND SHORT-TERM INVESTMENTS	6,900	1	10,918	2
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	112,766	18	145,976	21
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	27,109	4	4,377	1
6	INVENTORIES	182,300	28	206,456	30
7	OTHERS CURRENT ASSETS	0	0	0	0
8	**LONG-TERM**	**0**	**0**	**0**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**303,664**	**47**	**305,850**	**45**
13	PROPERTY	396,632	62	396,614	58
14	MACHINERY AND INDUSTRIAL	416,459	65	432,293	63
15	OTHER EQUIPMENT	38,816	6	35,209	5
16	ACCUMULATED DEPRECIATION	603,157	94	600,580	88
17	CONSTRUCTION IN PROGRESS	54,914	9	42,314	6
18	**DEFERRED ASSETS (NET)**	**8,371**	**1**	**10,538**	**2**
19	**OTHERS ASSETS**	**0**	0	**0**	0
20	**TOTAL LIABILITIES**	**309,473**	**100**	**310,914**	**100**
21	**CURRENT LIABILITIES**	**233,771**	**76**	**231,485**	**74**
22	SUPPLIERS	17,664	6	34,459	11
23	BANK LOANS	0	0	0	0
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	41,965	14	13,833	4
26	OTHER CURRENT LIABILITIES	174,142	56	183,193	59
27	**LONG-TERM LIABILITIES**	0	**0**	0	**0**
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**75,702**	**24**	**79,429**	**26**
32	OTHER LIABILITIES	0	0	0	0
33	**CONSOLIDATED STOCK HOLDER'S EQUITY**	**331,637**	**100**	**373,201**	**100**
34	**MINORITY INTEREST**	**272**		**555**	
35	**MAJORITY INTEREST**	**331,365**	**100**	**372,646**	**100**
36	**CONTRIBUTED CAPITAL**	**616,401**	**186**	**616,401**	**165**
37	PAID-IN CAPITAL STOCK (NOMINAL)	15,688	5	15,688	4
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	600,713	181	600,713	161
39	PREMIUM ON SALES OF SHARES	0	0	0	0
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**(285,036)**	**(86)**	**(243,755)**	**(65)**
42	RETAINED EARNINGS AND CAPITAL RESERVE	358,504	108	373,944	100
43	REPURCHASE FUND OF SHARES	0	0	0	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDER'S EQUITY	(618,723)	(187)	(612,381)	(164)
45	NET INCOME FOR THE YEAR	(24,817)	(7)	(5,318)	(1)

MEXICAN STOCK EXCHANGE
SIFIC/ ICS

STOCK EXCHANGE CODE IEM
IEM, S.A. DE C.V.

QUARTER: 2 YEAR : 2004

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousand of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**6,900**	**100**	**10,918**	**100**
46	CASH	2,874	42	3,169	51
47	SHORT-TERM	4,026	58	7,749	49
18	**DEFERRED ASSETS (NET)**	**8,371**	**100**	**10,538**	**100**
48	AMORTIZED OR REDEEMED	8,371	100	10,538	100
49	GOODWILL	-	-		
50	DERERRED TAXES	-	-		
51	OTHERS	-	-		
21	**CURRENT LIABILITIES**	**233,771**	**100**	**231,485**	**100**
52	FOREING CURRENCY	-	-	-	
53	MEXICAN PESOS LIABILITIES	233,771	100	231,485	100
24	**STOCK MARKET LOANS**	-	**100**	-	**100**
54	COMMERCIAL PAPER	-	-	-	-
55	CURRENT MATURITIES OF MEDIUM TERM	-	-	-	-
56	CURRENT MATURITIES OF	-	-	-	-
26	**OTHER CURRENT LIABILITIES**	**174,142**	**100**	**183,193**	**100**
57	OTHER CURRENT LIABILITIES WITH	-	-	-	-
58	OTHER CURRENT LIABILITIES WITHOUT	174,142	100	183,193	100
27	**LONG-TERM LIABILITIES**	-	**100**	-	**100**
59	FOREING CURRENCY	-	-	-	-
60	MEXICAN PESOS	-	-	-	-
29	**STOCK MARKET LOANS**	-	**100**	-	**100**
61	BONDS	-	-	-	-
62	MEDIUM TERM NOTES	-	-	-	-
30	**OTHER LOANS**	-	**100**	-	**100**
63	OTHER LOANS WITH COST	-	-	-	-
64	OTHER LOANS WITHOUT	-	-	-	-
31	**DEFERRED LOANS**	**75,702**	**100**	**79,429**	**100**
65	NEGATIVE GOODWILL	-	-	-	-
66	DEFERRED TAXES	75,702	100	79,429	100
67	OTHERS	-	-	-	-
32	**OTHER LIABILITIES**	-	**100**	-	**100**
68	RESERVES	-	-	-	-
69	OTHERS LIABILITIES	-	-	-	-
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(618,723)**	**100**	**(612,381)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY	-	-	-	-
71	INCOME FROM NON-MONETARY POSITION	(618,723)	(100)	(612,381)	(100)

MEXICAN STOCK EXCHANGE
SIFIC/ ICS

STOCK EXCHANGE CODE IEM
IEM, S.A. DE C.V.

QUARTER: 2 YEAR : 2004

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	95,304	136,242
73	PENSIONS FUND AND SENIORITY	59,935	73,725
74	EXECUTIVES (*)	12	13
75	EMPLOYERS (*)	171	173
76	WORKERS (*)	667	870
77	CIRCULATION SHARES	32,415,713	32,415,713
78	REPURCHASED SHARES	-	-

(**) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS

STOCK EXCHANGE CODE IEM
IEM, S.A. DE C.V.

QUARTER: 2 YEAR : 2004

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2004 AND 2003
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**182,944**	**100**	**332,202**	**100**
2	COST OF	191,417	105	296,255	89
3	**GROSS INCOME**	**(8,473)**	**(5)**	**35,947**	**11**
4	OPERATING	24,254	13	33,229	10
5	**OPERATING INCOME**	**(32,727)**	**(18)**	**2,718**	**1**
6	TOTAL FINANCING	3,342	2	1,561	0
7	**INCOME AFTER FINANCING COST**	**(36,069)**	**(20)**	**1,157**	**0**
8	OTHER FINANCIAL OPERATIONS	(428)	0	4,928	1
9	**INCOME BEFORE TAXES AND WORKER'S PROFIT SHARING**	**(35,641)**	**(19)**	**(3,771)**	**(1)**
10	RESERVE FOR TAXES AND WORKER'S SHARING	(11,556)	**(6)**	(1,403)	-
11	**NET INCOME AFTER TAXES AND WORKER'S PROFIT SHARING**	**(24,085)**	**(13)**	**(2,368)**	**(1)**
12	SHARE IN NET INCOME OF SUBSIDIARIES NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPARATION**	**(24,085)**	**(13)**	**(2,368)**	**(1)**
14	INCOME OF DISCONTINUOUS	732	0	2,950	1
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(24,817)**	**(14)**	**(5,318)**	**(2)**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**(24,817)**	**(14)**	**(5,318)**	**(2)**
19	NET INCOME OF MINORITY INTEREST	0	0	0	0
20	**NET INCOME OF MAJORITY INTEREST**	**(24,817)**	**(14)**	**(5,318)**	**(2)**

STOCK EXCHANGE CODE IEM
IEM, S.A. DE C.V.

QUARTER: 2 YEAR : 2004

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**182,944**	**100**	**332,202**	**100**
21	DOMESTIC	182,944	100	318,835	96
22	FOREIGN	-	0	13,367	4
23	TRANSLATED INTO DOLLARS	-	0	1,388	-
6	**TOTAL FINANCING COST**	**3,342**	**100**	**1,561**	**100**
24	INTEREST PAID	2,389	71	1,417	91
25	EXCHANGE LOSSES	4,001	120	21,310	1,365
26	INTEREST EARNED	267	8	688	44
27	EXCHANGE PROFITS	2,797	84	21,184	1,357
28	GAIN DUE TO MONETARY	16	0	706	45
8	**OTHER FINANCIAL OPERATIONS**	**(428)**	**100**	**4,928**	**100**
29	OTHER NET EXPENSES (INCOME)	**(428)**	**(100)**	4,928	100
30	(PROFIT) LOSS ON SALE OF OWM	0	0	-	-
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	-	0	-	-
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**(11,556)**	**100**	**(1,403)**	**100**
32	INCOME TAX	1,246	11	(1,384)	(99)
33	DEFERED INCOME TAX	(12,131)	(105)	(19)	(1)
34	WORKERS' PROFIT SHARING	0	0	-	-
35	DEFERED WORKERS' PROFIT	(671)	(6)	-	-

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC/ ICS

STOCK EXCHANGE CODE IEM
IEM, S.A. DE C.V.

QUARTER: 2 YEAR : 2004

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	186,922	347,861
37	NET INCOME OF THE	(21,403)	(56,570)
38	NET SALES (**)	586,569	803,549
39	OPERATION INCOME (**)	3,705	11,404
40	NET INCOME OF MAYORITY INTEREST (**)	(14,332)	(5,973)
41	NET CONSOLIDATED INCOME	(14,332)	(5,973)

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE

MEXICAN STOCK EXCHANGE
SIFIC/ICS

STOCK EXCHANGE CODE: **IEM** QUARTER: **2** YEAR: **2004**
IEM, S.A. DE C.V.

CONSOLIDATED

STATEMENT OF INCOME QUARTERLY
FROM APRIL THE 1st TO JUNE 30 OF 2004 AND 2003
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		AMOUNT	%	AMOUNT	%
1	**NET SALES**	**117,537**	**100**	**171,494**	**100**
2	COST OF	116,699	99	154,279	90
3	**GROSS INCOME**	**838**	**1**	**17,215**	**10**
4	OPERATING	13,446	11	16,377	10
5	**OPERATING INCOME**	**(12,608)**	**(11)**	**838**	**0**
6	TOTAL FINANCING	2,453	2	2,360	1
7	**INCOME AFTER FINANCING COST**	**(15,061)**	**(13)**	**(1,522)**	**(1)**
8	OTHER FINANCIAL OPERATIONS	(658)	(1)	3,391	2
9	**INCOME BEFORE TAXES AND WORKER'S PROFIT SHARING**	**(14,403)**	**(12)**	**(4,913)**	**(3)**
10	RESERVE FOR TAXES AND WORKER'S SHARING	(4,225)	(4)	(2,216)	(1)
11	**NET INCOME AFTER TAXES AND WORKER'S PROFIT SHARING**	**(10,178)**	**(9)**	**(2,697)**	**(2)**
12	SHARE IN NET INCOME OF SUBSIDIARIES NON - CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPERATION**	**(10,178)**	**(9)**	**(2,697)**	**(2)**
14	INCOME OF DISCONTINUOUS	175	0	3,705	2
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(10,353)**	**(9)**	**(6,402)**	**(4)**
16	EXTRAORDINARY ITEMS EXPENSES	0	0	0	
17	**NET EFFECT AT THE BEGINNING OF THE YEAR CHANGES IN ACCOUNTING PRINCIPLE**	**0**	**0**	**0**	**0**
18	NET CONSOLIDATED INCOME	(10,353)	(9)	(6,402)	(4)
19	**NET INCOME OF MINORITY INTEREST**				
20	NET INCOME OF MAJORITY INTEREST	**(10,353)**	**(9)**	**(6,402)**	**(4)**

MEXICAN STOCK EXCHANGE
SIFIC/ICS

STOCK EXCHANGE CODE: **IEM** QUARTER: **2** YEAR: **2004**
IEM, S.A. DE C.V.

CONSOLIDATED

STATEMENT OF INCOME QUARTERLY
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		AMOUNT	%	AMOUNT	%
1	**NET SALES**	**117,537**	**100**	**171,494**	**100**
21	DOMESTIC	117,537	100	171,089	100
22	FOREIGN	0	0	405	0
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**2,453**	**100**	**2,360**	**100**
24	INTEREST PAID	1,395	57	1,325	56
25	EXCHANGE LOSSES	2,378	97	9,200	390
26	INTEREST EARNED	74	3	149	6
27	ESCHANGE PROFITS	1,197	49	8,076	342
28	GAIN DUE TO MONETARY	(49)	(2)	60	3
8	**OTHER FINANCIAL OPERATIONS**	**(658)**	**100**	**3,391**	**100**
29	OTHER NET EXPENSES (INCOME)	(658)	(100)	3,391	100
30	(PROFIT) LOSS ON SALE OF OWN	0	0	0	0
31	(PROFIT) LOSS ON SALE SHORT - TERM	0	0	0	0
10	**RESERVE FOR TAXES AND OWRKER'S PROFIT SHARING**	**(4,225)**	**100**	**(2,216)**	**100**
32	INCOME TAX	633	15	624	28
33	DEFERED INCOME TAX	(4,858)	(115)	(2,840)	(128)
34	WORKER'S PROFIT SHARING	0	0	0	0
35	DEFERED WORKER'S PROFIT	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC/ ICS

STOCK EXCHANGE CODE IEM
IEM, S.A. DE C.V.

QUARTER: 2 YEAR : 2004

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2004 AND 2003
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**(24,817)**	**(5,318)**
2	+ (-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	**11,172**	11,687
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**(13,645)**	**6,369**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(12,707)	(124,414)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(26,352)**	**(118,045)**
6	CASH FLOW FROM EXTERNAL FINANCING	-	-
7	CASH FLOW FROM INTERNAL FINANCING	-	-
8	**CASH FLOW GENERATED (USED) BY FINANCING**	-	-
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**22,334**	**3,962**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	**(4,018)**	(114,083)
11	CASH AND SHORT-TERM INVESTMENTS AT BEGINNING OF PERIOD	**10,918**	125,001
12	CASH AND SHORT-TERM INVESTMENTS AT THE OF PERIOD	**6,900**	10,918

MEXICAN STOCK EXCHANGE
SIFIC/ ICS

STOCK EXCHANGE CODE IEM QUARTER: 2 YEAR : 2004
IEM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**'+(-) ITEMS ADDED TO INCOME WHISCH DO NOT REQUIRE USING CASH**	**11,172**	**11,687**
13	DEPRECIATION AND AMORTIZATION FOR THE	11,172	11,687
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS AND SENIORITY PREMIUMS	- -	
15	+(-) NET LOSS (PROFIT) IN MONEY		
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND ACTUALIZATION		
17	+ (-) OTHER ITEMS	-	-
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(21,707)**	**(124,414)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	33,210	8,634
19	+ (-) DECREASE (INCREASE) IN	**24,155**	(6,425)
20	+ (-) DECREASE (INCREASE) IN OTHER RECEIVABLE	**(22,732)**	3,424
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	**(16,795)**	1,388
22	+(-) INCREASE (DECREASE) IN OTHER	**(39,545)**	(131,435)
6	**CASH FLOW FROM EXTERNAL FINANCING**	-	-
23	+ SHORT-TERM BANK AND STOCK MARKET	-	
24	+ LONG-TERM BANK AND STOCK MARKET	-	
25	+ DIVIDEND RECEIVED	-	-
26	+ OTHER FINANCING	-	-
27	(-) BANK FINANCING	-	-
28	(-) STOCK MARKET	-	-
29	(-) OTHER FINANCING	-	-
7	**CASH FLOW FROM INTERNAL FINANCING**	-	-
30	+ (-) INCREASE (DECREASE) IN CAPITAL	-	
31	(-) DIVIDENS PAID	-	-
32	+ PREMIUM ON SALE OF	-	-
33	+ CONTRIBUTION FOR FUTURE CAPITAL	-	
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**22,334**	**3,962**
34	+ (-) DECREASE (INCREASE) IN STOCK OF A PERMANENT NATURE		
35	(-) ACQUISITION OF PROPERTY, PLANT AND	**13,786**	(4,242)
36	(-) INCREASE IN CONSTRUCTIONS IN	**8,548**	8,204
37	+ SALE OF OTHER PERMANENT	0	
38	+ SALE OF TANGIBLE FIXED	0	0
39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **IEM** QUARTER: 2 **2004**
IEM, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD		
1	NET INCOME TO NET SALES	(13.57) %	(1.60) %
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(4.33) %	(1.60) %
3	NET INCOME TO TOTAL ASSETS (**)	(2.24) %	(0.87) %
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00 %	0.00 %
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	0.06 %	13.28 %
	ACTIVITY		
6	NET SALES TO NET ASSETS (**)	0.91 times	1.17 times
7	NET SALES TO FIXED ASSETS (**)	1.93 times	2.63 times
8	INVENTORIES TOTATION (**)	2.87 times	3.43 times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	96 days	69 days
10	PAID IENTEREST TO TOTAL LIABILITIES WITH COST (**)	0.00 %	0.00 %
	LEVERAGE		
11	TOTAL LIABILITIES TO TOTAL ASSETS	48.27 %	45.45 %
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.93 times	0.83 times
13	FOREING CURRENCY LIABILITIES TO TOTAL LIABILITIES	0.00 %	0.00 %
14	LONG TERM LIABILITIES TO FIXED ASSETS	0.00 %	0.00 %
15	OPERATING INCOME TO INTEREST PAID	(13.70) times	1.92 times
16	NET SALES TO TOTAL LIABILITIES (**)	1.90 times	2.58 times
	LIQUIDITY		
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.41 times	1.59 times
18	CURRENT ASSETS LESS INVENTORY TO LIABILITIES	0.63 times	0.70 times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	1.06 times	1.18 times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	2.95 %	4.72 %
	CASH FLOW		
21	CASH FLOW FROM NET INCOME TO NET SALES	(7.46) %	1.92 %
22	CASH FLOW FROM CHANGES IN WORKING TO NET SALES	(6.95) %	(37.45) %
23	CASH GENERATED (USED) IN OPERATING INTEREST PAID	(11.03) times	(83.31) times
24	EXTERNAL FINANCING TO CASH (USED) IN FINANCING	0.00 %	0.00 %
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	0.00 %	0.00 %
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	61.73 %	(107.07) %

(**) INTHESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **IEM**
IEM, S.A. DE C.V.

QUARTER: 2 **YEAR: 2004**

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	(0.44)	$0.18
2	BASIC PROFIT PER PREFERENT SHARE (**)	$0.00	$0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$0.00	$0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE (**)	$0.00	$0.00
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$0.00	$0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$0.00	$0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$0.00	$0.00
8	CARRYING VALUE PER SHARE	$10.22	$11.50
9	CASH DIVIDEND ACUMULATED PER SHARE	$0.00	$0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	0.00 times	0.00 times
12	MARKET PRICE TO BASIC PROFIT PER SHARE (**)	0.00 times	0.00 times
13	MARKET PRICE TO BASIC PROFIT PER SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
(MEXICAN STOCK EXCHANGE)
SIFIC / ICS

STOCK EXCHANGE CODE: **IEM** **QUARTER: 2** YEAR: **2004**

IEM, S.A. DE C.V.

REPORT FROM THE DIRECTOR GENERAL (1)

(Discussion and Analysis from the Director General regarding the Financing Situation and Income of the Company's Operation)

ANNEX 1

CONSOLIDATED

Final Print

SALES FOR 2003 WERE 723.9 MILLION PESOS, MEANING A REAL TERM ANNUAL DECREASE OF 8.2%, AGAINST THE PREVIOUS YEAR. SAID INCREASE WAS MAINLY EVIDENT IN THE TRANSFORMERS AND MOTORS PRODUCTION LINE DUE A LOW LOCAL ECONOMIC ACTIVITY.

THE YEAR'S OPERATING PROFIT WAS 39.4 MILLION PESOS, AS OF DECEMBER 2003, AND MEANT 5.4% OF SALES, AND IN THE YEAR 2002, IN PESOS OF DECEMBER 2003, THE AMOUNT WAS 38.9 MILLION AND MEANT 4.9% OF SALES, MEANING A 1.3% INCREASE IN REAL TERMS, MAINLY DUE TO AN IMPORTANT REDUCTION ON OPERATING EXPENSES IN 2003.

THE FINANCING INTEGRAL COST WAS 4.7 MILLION PESOS IN PESOS OF DECEMBER 2003, WHICH, COMPARED WITH 7.5 MILLION PESOS OF THE PREVIOUS YEAR IN PESOS OF 2003, MEANT A 37.2% DECREASE IN REAL TERMS, MAINLY CAUSED BY THE REDUCTION IN INTEREST RATES AND THE STABILITY OF THE MEXICAN PESOS, AGAINST THE U$ DOLLAR, DURING THE YEAR LONG.

THE COMPANY ACKNOWLEDGED THE DIFFERED INCOME TAX, REGARDING FIXED ASSETS, CONSIDERING THAT THE PERCENTAGES TO BE APPLIED IN THE ESTIMATED YEARS WILL BE DEDUCTIBLE AND/OR CUMULATIVE IN COMPLIANCE WITH THE MODIFICATION SET IN THE INCOME TAX LAW, WHERE IT IS STATED THAT FOR 2002, THE GENERAL RATE WILL CONTINUE BEING 35% AND WILL BE GRADUALLY REDUCED IN 1% A YEAR UNTIL 32% FOR THE YEAR 2005.

THE YEAR'S NET LOSS WAS 16.0 MILLION PESOS IN 2002 YEAR'S NET PROFIT WAS 2.1 MILLION PESOS.

THE COMPANY HIRED, AS A EXTERNAL AUDITOR FIRM, DELOITTE & TOUCHE (GALAZ, YAMAZAKI, RUIZ URQUIZA, S.C.) FROM YEAR 2002 ON, IN SUBSTITUTION OF PRICE WATERHOUSE COOPERS, S.C.. THE FOREGOING AS A MEAN TO PERIODICALLY ALTERNATE THE ACCOUNTING FIRMS WICH AUDIT THE FINANCIAL STATEMENTS OF IEM S.A. DE C.V. AND SUBSIDIARY.

NO OTHER VALUES HAVE BEEN REGISTERED IN THE "RNVI"; THE JUDICIAL AND FINANCIAL INFORMATION HAS BEEN TIMELY SUBMITTED, IN COMPLIANCE WITH THE LAW.

THERE HAVE BEEN NO CHANGES, NOR MODIFICATIONS IN ANY OF THE VALUES REGISTERED IN THE "RNVI".

DISCONTINUOUS OPERATIONS

1. IN 2003 THE LINE MOTORS' PRODUCTION WAS SHUT DOWN, WHICH REPRESENTED A LOSS FOR UP TO 24.6 MILLION PESOS
2. SINCE OCTOBER 1st. 2003 MR JUAN DE DIOS CONCHA MALO WAS APPOINTED CHAIRMAN OF THE BOARD BY DIRECTORS.

COMPLEMENTARY REMARKS REGARDING THE FINANCIAL SITUATION (1)

ANNEX 2 CONSOLIDATED
Final Print

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

THE ENCLOSED FINANCIAL STATEMENTS HAVE BEEN PREPARED IN COMPLIANCE WITH THE GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN MEXICO ("PCGA"). SAID PCGA REQUIRE THE FINANCIAL STATEMENTS TO BE EXPRESSED IN CONSTANT MEXICAN PESOS ON RELATES DATE SUBMITTED IN THE FINANCIAL STATEMENTS.

CHANGES TO ACCOUNTING POLICIES – AS OF JANUARY 1st, 2003, THE NEW BULLETIN C-8 "INTANGIBLE ASSETS" WENT INTO EFFECT. THIS BULLETIN ESTABLISHES THAT THOSE PREOPERATIVE COSTS, WHICH ARE NOT IDENTIFIED AS DEVELOPMENT COSTS, MUST BE REGISTERED AS AN EXPEDITURE FOR THE PERIOD. THE BALANCE STILL TO BE AMORTIZED OF THE PREOPERATIVE COSTS CAPITALIZED UP TO DECEMBER 31st,, 2002, IN ACCORDANCE WITH THE PREVIOUSLY MENTIONED BULLETIN C-8, WILL CONTINUE TO BE AMORTIZED AS IS ESTABLISHED IN SAID BULLETIN. THE ENFORCEMENT OF BULLETIN C-8 DID NOT HAVE ANY IMPORTAT EFFECTS ON THE FINANCIAL INFORMATION.

AS OF JANUARY 1st, 2003, THE NEW BULLETIN C-9 "LIABILITIES, PROVISIONS, ASSETS AND CONTINGENT LIABILITIES AND OBLIGATIONS" ("C-9") ALSO WENT INTO EFFECT. THIS BULLETIN ESTABLISHES, AMONG OTHER THINGS, A GREATER ACCURACY IN CONCEPTS RELATED TO PROVISIONS, ACCUMULATED OBLIGATIONS AND CONTIGENT LIABILITIES, AS WELL AS NEW REQUIREMENTS IN REGARD TO THE ACCOUNTING ACCEPTANCE OF PROVISIONS, THE USE OF PRESENT VALUE AND THE REDEMPTION OF OBLIGATIONS WHEN THE SAME OCCURS IN ADVANCE OR IS SUBSTITUTED BY A NEW ISSUANCE. THE ENFORCEMENT OF BULLETIN C-9 DID NOT HAVE ANY IMPORTANT EFFECTS ON THE FINANCIAL INFORMATION.

THE COMPANY'S ADMINISTRATIVE BOARD ADOPTED IN ADVANCE THE REQUIREMENTS SET FORTH IN BULLETIN C-15 " DETERIORATION IN THE VALUE OF LONG TERM ASSETS AND THE DISPOSAL OF THE SAME", ISSUED BY THE ACCOUNTING PRINCIPLES COMMISSION OF THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS (INSTITUTO MEXICANO DE CONTADORES PUBLICOS, A.C.) WHERE BY THE GENERAL CRITERA FOR THE IDENTIFICATION, VALUATION AND, IF APPLICABLE, THE REGISTRATION OF LOSSES DUE TO DETERIORATION OR DECREASE IN VALUE OF LONG TERM ASSETS, BOTH TANGIBLE AND INTANGIBLE, IS SET OUT. THE ENFORCEMENT OF BULLETIN C-15 DID NOT HAVE ANY EFFECT ON THE FINANCIAL INORMATION.

A. CASH AND CASH EQUIVALENT - THE COMPANY CONSIDERS AS CASH EQUIVALENT, ALL POSSIBLE INVESTMENTS WITH A LESS THAN THREE MONTHS MATURITY TERM. FROM THE DATE OF THE CORRESPONDING CLOSING OF SAME AND ARE EXPRESSED AT COST PRICE PLUS EARNED INTERESTS.

B. INVENTORIES - INVENTORIES ARE APPRAISED AT REPLACEMENT COST OR MARKET VALUE, WHICH EVER IS LOWER. SALES COST IS ADJUSTED ACCORDING TO RESTATED VALUE OF INVENTORIES, ACCORDING TO THE DATES OF SALES.

C. ESTATES, MACHINERY AND EQUIPMENT - ALL DOMESTIC ESTATES, MACHINERY AND EQUIPMENT ARE EXPRESSED AT RESTATED VALUE, DETERMINED ACCORDING TO PURCHASING COST FROM FACTORS DERIVED FROM THE "INPC". ALL FOREIGN MACHINERY AND EQUIPMENT ARE APPRAISED BY MEANS OF THE SPECIFIC INDEXATION METHOD, USING THE COUNTRY OF ORIGIN'S INFLATION RATE FOR EVERY EQUIPMENT, AS WELL AS THE CURRENT EXCHANGE RATE AT BUSINESS YEAR-END.

WHATEVER THE CASE MAY BE. DEPRECIATION IS CALCULATED BY MEANS OF THE STRAIGHT LINE METHOD BASED ON USEFUL LIFE SPANS, CONSIDERING A PERCENTAGE OF DISCARDED VALUE.

D. STOCKHOLDERS INVESTMENTS - THE COMPONENTS OF THE STOCKHOLDERS INVETSMENT IS RESTATED BY MEANS OF FACTORS DERIVED FROM THE "INPC".

E. LOSS DUE TO MONETARY POSITON – THE LOSS DUE TO MONETARY POSITION, WHICH REPRESENTS THE EROSION IN PURCHASING POWER DUE TO INFLATION, SHOULD BE CALCULATED BY APPLYING FACTORS DERIVED FROM THE *INPC* TO THE MONTHLY NET MONETARY POSITION. THE LOSS IS ORIGINATED DUE TO THE KEEPING A NET ACTIVE MONETARY POSITION.

F. FOREING EXCHANGE TRANSACTIONS – TRANSACTIONS IN FOREIGN EXCHANGE ARE REGISTERED AT THE EXCHANGE RATE APPLICABLE AT THE DATE OF TRANSACTION. THE ASSETS AND LIABILITIES STATED IN FOREIGN CURRENCY ARE VALUED IN MEXICAN PESOS AT THE EXCHANGE RATE APPLICABLE AT THE DATE OF THE FINANCIAL STATEMENTS. THE FLUCTUATIONS IN CURRENCY EXCHANGE ARE REGISTERED IN THE ANNUAL RESULTS.

G. LABOR OBLIGATIONS UPON RETIREMENT – LIABILITIES DUE TO SENIORITY BONUSES FOR ALL PERSONNEL AS WELL AS PENSIONS FOR NON-UNION PERSONNEL, ARE REGISTERED UPON BEING ACCRUED, AND ARE CALCULATED BY INDEPENDENT ACCOUNTANTS WITH BASIS ON THE INTEREST RATE. THEREFORE, ALL LIABILITY IS BEING RECOGNIZED, SUCH AS IS ESTIMATED AT PRESENT VALUE, WHICH WILL COVER THE OBLIGATIONS RESULTING FROM THESE BENEFITS AT THE ESTIMATED DATE OF RETIREMENT OF ALL OF THE EMPLOYEES WORKING AT THE COMPANY. INDEMNIZATIONS ARE *APPLIED TO THE RESULTS WHEN THE DECISION TO PAY THEM HAS BEEN* TAKEN.

H. INTEGRAL LOSS – THE INTEGRAL LOSS PRESENTED IN THE ENCLOSED CAPITAL VARIATION STATEMENTS, IS THE RESULT OF THE ACCOUNTING CAPITAL AMENDMENTS DURING THE FISCAL YEAR ON ACCOUNT OF ITEMS WHICH DO NOT REPRESENT DISTRIBUTIONS OR MOVEMENTS OF THE CONTRIBUTED CAPITAL; IT IS INTEGRATED BY THE CONSOLITATED NET PROFIT (LOSS) OF THE YEAR, PLUS OTHER ENTRIES REPRESENTING ANY PROFIT OR LOSS DURING THAT SAME FISCAL YEAR, WHICH, ACCORDING TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN MEXICO, ARE PRESENTED DIRECTLY IN THE ACCOUNTING CAPITAL, WITHOUT AFFECTING THE STATEMENT OF RESULTS. DURING 2003 AND 2002, THE OTHER INTEGRAL (LOSS) ENTRIES ARE REPRESENTED BY THE INADEQUACY IN THE UPDATING OF THE ACCOUNTING CAPITAL AS WELL AS IN THE RESULTS OF THE INVESTMENTS OF THE MINORITY SHAREHOLDERS.

I. ACKNOWLEDGEMENT OF INCOME – INCOME IS ACKNOWLEDGED ONCE THE GOODS HAVE BEEN SHIPPED TO THE DISTRIBUTORS AND/OR CUSTOMERS.

J.DETERIORATION OF LONG TERM ASSETS – THE COMPANY REVIEWS THE BOOK VALUE OF LONG TERM ASSETS BEING USED, UPON THE APPEARANCE OF ANY SIGN OF DETERIORATION WHICH MIGHT INDICATE THAT THE BOOK VALUE OF THESE ASSETS COULD NO LONGER BE RECOVERABLE, TAKING INTO ACCOUNT THE GREATER OF THE PRESENT VALUES OF THE NET CASH FLOW OF FUTURE ASSETS, OR THE NET SALES PRICE IN THE EVENT OF ITS EVENTUAL DISPOSAL, THE *DETERIORATION IS REGISTERED TAKING INTO ACCOUNT THE AMOUT OF ITS BOOK VALUE WHICH EXCEEDS THE* GREATER VALUE OF THE AFOREMENTIONED VALUES. THE SIGNS OF DETERIORATION WHICH ARE TAKEN INTO ACCOUNT FOR THIS PURPOSE, ARE, AMONG OTHERS, LOSSES IN OPERATION OR NEGATIVE CASH FLOWS DURING THE FISCAL YEAR, WHENEVER THEY ARE COMBINED WITH A HISTORY OR PROJECTION OF LOSSES, DEPRECIATIONS AND AMORTIZATIONS CHARGED TO THE RESULTS, WHICH IN TERMS OF PERCENTAGE IN CONNECTION WITH INCOME, WOULD BE SUBSTANTIALLY HIGHER TO THOSE OF PREVIOUS YEARS, AS A RESULT OF BECOMING OBSOLETE, A REDUCTION IN DEMAND OF THE PRODUCTS BEING MANUFACTURED, COMPETITION AND OTHER ECONOMIC AND LEGAL FACTORS.

BUSINESS CONCENTRATION - AN IMPORTANT PART OF THE COMPANY'S INCOME ARE GENERATED BY THE ELECTRIC POWER INDUSTRY.

3. - STOCK EXCHANGE CREDITS.

THERE ARE NO STOCK EXCHANGE CREDITS AS OF 30 JUNE, 2004.

4.- CONTINGENT LIABILITY.

THE SUBSIDIARY COMPANY HAS PLANS FOR THE PAYMENT OF RETIREMENT PENSIONS AND DEATH OR TOTAL DISABILITY, FOR ALL ITS NON SYNDICATED PERSONNEL AND SENIORITY PREMIUM PLANS FOR ALL ITS PESONNEL, IN COMPLIANCE WITH THE FEDERAL LABOR LAW AND WITH WHAT IS STATED IN THE LABOR CONTRACTS.

PAYMENTS FOR SENIORITY PREMIUMS AS WELL AS THE PENSION PLANS ARE DETERMINED BASED ON THE EMPLOYE'S COMPENSATION ON HIS/HER RETIREMENT DATE, AND ALSO ON THE YEARS OF SERVICE.

AS OF 30 JUNE, 2004, THE AMOUNT FOR BENEFITS FORECASTED REGARDING COMPENSATIONS UPON THE RETIREMENT OF THE PERSONNEL, WHICH IS DETERMINED BY ACTUARIES, IS ANALYZED AS FOLLOWS:

	THOUSANDS OF MEXICAN PESOS
LIABILITIES FOR CURRENT BENEFITS	(68,621)
COMPLEMENTARY AMOUNT FOR BENEFITS FORECASTED	(4,850)
LIABILITIES FOR BENEFITS FORECASTED	(73,471)
MINUS	
ASSETS OF THE PLAN	59,935
TRANSITION LIABILITIES	529
VARIATIONS IN ASSUMPTIONS AND EXPERIENCE ADJUSTMENTS	12,692
NET FORECASTED ASSETS	(315)

THE FUND DETERMINED BY MEANS OF A TRUST, IN ORDER TO COMPLY WITH THE LIABILITIES CORRESPONDING TO THE PENSION PLAN AND SENIORITY PREMIUM AMOUNTS TO $ 59,935 AS OF 30 JUNE, 2004.

5.- STOCKHOLDERS EQUITY
THE RESTATEMENT EFFECTS OF THE STOCKHOLDERS' EQUITY ARE SHOWN NEXT

	2004		2003	
CAPITAL STOCK	15,688		15,688	
RESTATEMENT	600,713	616,401	600,713	616,401
LEGAL RESERVE	3,138		3,138	
RESTATEMENT	29,527	32,665	29,527	32,665
PROFIT IN PREVIOUS YEARS	229,353		245,332	
RESTATEMENT	96,486	325,839	95,947	341,279
PROFIT OF THE YEAR	(24,731)		(5,093)	
RESTATEMENT	(86)	(24,817)	(225)	(5,318)
INSUFFICIENCY IN RESTATEMENT OF CAPITAL		(618,723)		(612,381)
		331,365		372,646

6.- RESERVE FOR THE REPURCHASE OF SHARES OF STOCK.
THERE IS NO SUCH RESERVE AS OF 30 JUNE, 2004.

7.- INTEGRAL FINANCING COST.
INTERESTS PAID AND FLUCTUATIONS ON FOREIGN EXCHANGE RATES ARE NOT COMPOUNDED AND GO DIRECTLY TO INCOME, AS PART OF THE INTEGRAL FINANCING COST.

8.- DEFERRED TAXES.
AS OF 1 JANUARY, 2000, WHEN THE TERM OF CONTRACT BECAME EFFECTIVE, THE COMPANIES COMPLIED WITH WHAT IS STATED IN THE NEW REVISED D-4 BULLETIN, "ACCOUNTING TREATMENT OF THE INCOME TAX, THE ASSETS TAX AND THE WORKERS PROFIT SHARING", ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS.
AS A RESULT OF THE ABOVEMENTIONED, FOR THE ACKNOWLEDGEMENT OF THE DEFERRED INCOME TAX, THE COMPANY CHANGED FROM THE PARTIAL PAYABLE METHOD TO THE INTEGRAL RECEIVABLE AND PAYABLE ONE THAT CONSISTS IN DETERMINING THE DEFERRED INCOME TAX, BY MEANS OF THE APPLICATION OF THE CORRESPONDING INCOME TAX RATE, TO THE DIFFERENCES BETWEEN THE ACCOUNTING AND FISCAL VALUE OF THE ACCOUNTS RECEIVABLE AND PAYABLE - TEMPORARY DIFFERENCES - ON THE DATE OF THE FINANCIAL STATEMENTS. IN COMPLIANCE WITH THE BULLETIN, THE ACCUMULATED EFFECT AS OF 1 JANUARY, 2000, WAS DIRECTLY APPLIED TO THE STOCKHOLDERS' EQUITY.

AS OF 30 JUNE, 2004, THE MAIN TEMPORARY DIFFERENCES WHERE THE DEFERRED INCOME TAX IS ACKNOWLEDGED, ARE ANALYZED AS FOLLOWS:

INVENTORIES	**$ (158,348)**
REAL ESTATE, PLANT AND EQUIPMENT – NET	**(126,950)**
ADVANCES TO CUSTOMERS	**52,229**
RESERVES AND OTHERS	**(46,437)**
FISCAL LOSS FOR THE PERIOD	**28,442**
RULE 106	**79,403**
	(171,661)
INCOME TAX RATE	**33%**
DEFERRED INCOME TAX PAYABLE	**(56,648)**
DEFERRED PROFIT SHARING PAYABLE	**0**
DIFERENTIAL RATES EFECT	**1,266**
TOTAL DEFERRED TAXES PAYABLE	**$ (55,382)**

9.- EXTRAORDINARY ENTRIES.

THERE ARE NO EXTRAORDINARY ENTRIES, AS OF 30 JUNE, 2004.

10.- DISCONTINUED OPERATIONS

AS OF 30 JUNE
, 2004, NO DURING 2003 MOTORS LINE PRODUCTION WAS SHUT DOWN.

11.- EFFECT AT THE BEGINNING OF THE YEAR DUE TO CHANGES IN ACCOUNTING PRINCIPLES.

THERE HAS BEEN NONE, AS OF 30 JUNE, 2004.

12.- NET MONTHLY INCOME (HISTORICAL AND CURRENT)

MONTLY	NAI	NMI	INDEX	INDEX	NMIC
JANUARY 04	(5,363)	(5,363)	108.7520	107.661	(5,417)
FEBRUARY	(11,752)	(6,389)	108.7520	108.305	(6,415)
MARCH	(14,645)	(2,893)	108.7520	108.672	(2,895)
APRIL	(18,985)	(4,341)	108.7520	108.836	(4,339)
MAY	(22,528)	(3,542)	108.7520	108.563	(3,548)
JUNE	(24,731)	2,206	108.7520	108.752	(2,204)
JULY 03	(10,369)	(5,276)	108.7520	104.339	(5,498)
AUGUST	1,113	11,482	108.7520	104.652	11,933
SEPTEMBER	1,836	724	108.7520	105.275	749
OCTOBER	(2,474)	(4,310)	108.7520	105.661	(4,435)
NOVEMBER	(3,959)	(1,485)	108.7520	106.538	(1,516)
DECEMBER	(15,996)	(12,039)	108.7520	106.996	(12,238)

NEW ACCOUNTING PRONOUNCEMENT

IN MAY 2003, THE MEXICAN INSTITUE OF PUBLIC ACCOUNTANTS (*IMPC*) ISSUED BULLETIN C-12 "FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF LIABILITY, OF PRINCIPAL OR BOTH" ("C-12") TO BE APPLIED IN A COMPULSORY MANNER TO ALL FINANCIAL STATEMENTS OF THE FISCAL YEARS BEGINNING IN JANUARY 1st, 2004, ALTHOUGH IT IS RECOMMENDED THAT IT BE APPLIED IN ADVANCE. THE C-12 BULLETIN INCLUDES EVERY RULE THAT CAN BE FOUND IN OTHER BULLETNS ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS (*IMPC*) WITH REFERENCE TO THE ISSUING OF INSTRUMENTS OF FINANCIAL DEBT, PRINCIPAL AND A COMBINATION OF BOTH. IN ADDITION TO THESE RULES, OTHER REGULATIONS HAVE BEEN ADDED, REFERRING TO THE ACCOUNTING AUDIT OF THESE INSTRUMENTS. AS A RESULT, BULLETIN C-12 INDICATES BASIC DIFFERENCES BETWEEN LIABILITIES AND PRINCIPAL AND ESTABLISHES THE RULES FOR THE CLASSIFICATION AND VALUATION DURING THE INITIAL AUDIT, OF THE COMPONENTS THAT MAKE UP THE LIABILITIES AND THE PRINCIPAL OF THE COMBINED FINANCIAL INSTRUMENTS. THE SUBSEQUENT AUDIT AND VALUATION OF THE COMPONENTS OF THE LIABILITIES AND THE PRINCIPAL OF THE FINANCIAL INSTRUMENTS IS SUBJECT TO THE REGULATIONS PREVIOUSLY STATED IN THE APPLICABLE BULLETINS. THE COMPANY'S ADMINISTRATIVE BOARD ESTIMATES THAT THIS ACCOUNTING PRINCIPLE WILL NOT HAVE ANY EFFECT ON ITS FINANCIAL STATUS AND RESULTS.

MEXICAN STOCK EXCHANGE
SIFIC/ICS

STOCK EXCHANGE CODE: IEM QUARTER: 2 YEAR: 2004
IEM, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS
ANNEX 3

CONSOLIDATED
FINAL PRINTING

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (THOUSANDS OF PESOS)	
				ACQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 INDUSTRIAS IEM, S.A. DE C.V.	MANUFACTURA	134,499,908	99.91	134,385	270,988
TOTAL INVESTMENT IN SUBSIDIARIES				134,385	270,988
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					270,988

NOTES

MEXICAN STOCK EXCHANGE

;TOCK EXCHANGE CODE: IEM
=M, S.A. DE C.V.

QUARTER: 2 YEAR: 2004

ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

FINAL PRINTING
CONSOLIDATED

CREDIT TYPE / INSTITUTION	AMORTIZATION DATE	RATE OF INTEREST	DENOMINATED IN PESOS		AMORTIZATION OF CREDITS IN FOREIGN CURRENCY WITH NATIONAL ENTITIES (THOUSANDS OF $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY WITH FOREIGN ENTITIES (THOUSANDS OF $)					
					TIME INTERVAL						TIME INTERVAL					
			UNTIL 1 YEAR	MORE THAN 1 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEARS	UNTIL 3 YEARS	UNTIL 4 YEARS	UNTIL 5 YEARS	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEARS	UNTIL 3 YEARS	UNTIL 4 YEARS	UNTIL 5 YEARS
UPPLIERS																
ROVEEDORES																
'ARIOS			17,664	0	0	0	0	0	0	0	0	0	0	0	0	0
OTAL SUPPLIERS			17,664	0	0	0	0	0	0	0	0	0	0	0	0	0
'ARIOS			174,142													
)THER CURRENT LIABILITIES AND)THER CREDITS			174,142	0	0	0	0	0	0	0	0	0	0	0	0	0
			191,806	0	0	0	0	0	0	0	0	0	0	0	0	0

IOTES

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: **IEM** QUARTER: **2** YEAR: **2004**

IEM, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
ANNEX 6

CONSOLIDATED
FINAL PRINTING

TRADE BALANCE	DOLLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
3.FOREING MONETARY POSITION					
TOTAL ASSETS	532	6,074			6,074
LIABILITIES POSITION	4,103	46,830			46,830
SHORT TERM LIABILITES POSITION	4,103	46,830			46,830
LONG TERM LIABILITIES POSITION	0	0			0
NET BALANCE	-3,571	-40,756			-40,756

MEXICAN STOCK EXCHANGE
SIFIC/ ICS

STOCK EXCHANGE CODE: IEM **QUARTER: 2** **YEAR : 2004**
IEM,S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)
ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	198,362	176,456	21,906	0.62%	(136)
FEBRUARY	179,664	179,980	(316)	0.60%	2
MARCH	156,438	175,288	(18,850)	0.34%	64
APRIL	141,902	171,856	(29,954)	0.15%	45
MAY	145,793	160,222	(14,429)	(0.25)	(36)
JUNE	152,971	183,819	(30,848)	0.17%	52
JULY			-		
AUGUST			-		
SEPTEMBER			-		
OCTOBER			-		
NOVEMBER			-		
DICEMBER			-		
ACTUALIZATION					(7)
TOTAL					(16)

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)
ANNEX 8

CONSOLIDATED
FINAL PRINTING

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

NO APLICA

ACTUAL SITUATION OF FINANCIAL LIMITED

NO APLICA

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

STOCK EXCHANGE CODE: IEM QUARTER: 2 YEAR: 2004
IEM, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	% UTILIZATION
INDUSTRIAS IEM, S.A. DE C.V.	FABRICACION TRANSFORMADORES Y EQUIPO DE PROTECCION	100	55

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: IEM QUARTER: 2 **YEAR : 2004**
IEM, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10

ANNEX 10

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
COBRE	NAL. DE CONDUCT. ELECTRICOS				7.63
ACERO	SERVILAMINAS SUMMIT				11.36
ACEITE	SHELL MEXICO, S.A. DE C.V.				1.05
					-
AISLAMIENTOS	EHV WEIDMAN				1.08
OTROS	VARIOS				14.79
		ACERO ELECT Y COMP.	CONDUMEX INC.	NO	24.92

NOTES

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

QUARTER: 2 YEAR: 2004

FINAL PRINTING
CONSOLIDATED

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (THOUSANDS OF PESOS)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A		0	2,550,000	13,982,014	16,532,014		1,274	6,726
B		0	2,450,000	13,433,699		15,883,699	1,226	6,462
TOTAL			**5,000,000**	**27,415,713**	**16,532,014**	**15,883,699**	**2,500**	**13,188**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION:
32,415,713
SHARES PROPORTION BY:

CP O´S:
UNITS:
ADRS´s:
GDRS´s:
ADS's:
GDS's:

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER

MEXICAN STOCK EXCHANGE
SIFIC/ICS

STOCK EXCHANGE CODE: **IEM** QUARTER: **2** YEAR: **2004**
IEM, S.A. DE C.V.

SALES DISTRIBUTION BY PRODUCTS
ANNEX 11

LOCAL SALES

CONSOLIDATED
FINAL PRINTING

MAIN PRODUCTS	TOTAL PRODUCTION		SALES		MARKET SCHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKERS	COSTUMERS
ELECTRIC PRODUCTS	58		56	182,944	36.00	IEM	CFE, CLYF NACEL SELMEC SINERGIA
TOTAL				182,944			

NOTES

MEXICAN STOCK EXCHANGE
SIFIC/ICS

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

QUARTER: 2 YEAR: 2004

CONSOLIDATED
FINAL PRINTING

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 30 OF DE JUNE 2004** AND **2003** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY MEXICAN INSTITUTE OF PUBLIC ACCOUNT TANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

ING. JUAN DE DIOS CONCHA MALO
DIRECTOR GENERAL

C.P. FERNANDO RAFAEL AGUADO GUTIERREZ
CONTRALOR GENERAL

TLALNEPANTLA, MEX. AT JULY 27 OF 2004

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
(MEXICAN STOCK EXCHANGE)
SIFIC / ICS

STOCK EXCHANGE CODE: IEM

DATE: 09/06/2004 9:21

GENERAL DATA OF ISSUER

FIRM NAME	IEM, S.A. DE C.V.
ADDRESS:	VÍA GUSTAVO BAZ Nº 340 COLONIA BARRIENTOS
ZIP CODE:	54010 TLANEPANTLA, ESTADO DE MÉXICO
TELEPHONE:	57 29 97 00
AUTOMATIC:	X
FAX:	53 10 00 25
E-MAIL:	
WEB SITE:	

FISCAL DATA OF ISSUER

COMPANY "RFC"	IEM8312144U6
ADDRESS:	VÍA GUSTAVO BAZ Nº 340 COLONIA BARRIENTOS
ZIP CODE:	54010 TLANEPANTLA, ESTADO DE MÉXICO

PERSON IN CHARGE OF PAYMENT

NAME:	MR. ENRIQUE BERUMEN MARTINEZ
ADDRESS:	VÍA GUSTAVO BAZ Nº 340 COLONIA BARRIENTOS
ZIP CODE:	54010
CITY AND STATE:	TLANEPANTLA, ESTADO DE MÉXICO
TELEPHONE:	57 29 97 00
FAX:	53 10 00 25
E-MAIL:	eberumen@condumex.com.mx

DATA OF OFFICERS

MSM POSITION:	CHAIRMAN OF THE BOARD
POSITION:	
NAME:	
ADDRESS:	VÍA GUSTAVO BAZ No 340 COLONIA BARRIENTOS
ZIP CODE:	54010 TLALNEPANTLA, ESTADO DE MÉXICO
TELEPHONE:	57 29 97 00
FAX:	53 10 00 25
E-MAIL:	

MSM POSITION:	GENERAL DIRECTOR
POSITION:	CHAIRMAN OF THE BOARD
NAME:	MR. JUAN DE DIOS CONCHA MALO
ADDRESS:	VÍA GUSTAVO BAZ No 340 COLONIA BARRIENTOS
ZIP CODE:	54010 TLALNEPANTLA, ESTADO DE MÉXICO
TELEPHONE:	57 29 97 00
FAX:	53 10 58 54
E-MAIL:	jconcha@condumex.com.mx

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
(MEXICAN STOCK EXCHANGE)
SIFIC / ICS

STOCK EXCHANGE CODE: IEM DATE: 09/06/2003 9:21

MSM POSITION: PERSON IN CHARGE OF SENDING QUARTERLY FINANCIAL INFORMATION
POSITION: COMPTROLLER GENERAL
NAME: MR. FERNANDO RAFAEL AGUADO GUTIERREZ. CPA
ADDRESS: VÍA GUSTAVO BAZ Nº 340
COLONIA BARRIENTOS
ZIP CODE: 54010
CITY AND STATE: TLANEPANTLA, ESTADO DE MÉXICO
TELEPHONE: 57 29 97 00
FAX: 53 10 00 25
E-MAIL: raguado@condumex.com.mx

MSM POSITION: SECOND PERSON IN CHARGE OF SENDING QUARTERLY FINANCIAL INFORMATION
POSITION: IEM ACCOUNTANT
NAME: MRS. ALEJANDRA ROQUE VAZQUEZ CPA
ADDRESS: VÍA GUSTAVO BAZ Nº 340
COLONIA BARRIENTOS
ZIP CODE: 54010
CITY AND STATE: TLANEPANTLA, ESTADO DE MÉXICO
TELEPHONE: 57 29 97 00
FAX: 53 10 00 25
E-MAIL: aroquev@condumex.com.mx

MSM POSITION: HEAD OF THE LEGAL DEPARTMENT
POSITION: LEGAL GENERAL MANAGER
NAME: MR. JOSE RAMON NEVAREZ JACQUES
ADDRESS: MIGUEL DE CERVANTES SAAVEDRA Nº 255
COLONIA AMPLIACIÓN GRANADA
ZIP CODE: 11520
MÉXICO, D.F.
TELEPHONE: 52 50 50 77
FAX: 52 55 16 86
E-MAIL: jrnevarez@condumex.com.mx

MSM POSITION: SECRETARY OF THE BOARD OF DIRECTORS
POSITION: SECRETARY OF THE BOARD OF DIRECTORS
NAME: MR. ALEJANDRO ARCHUNDIA BECERRA
ADDRESS: MIGUEL DE CERVANTES SAAVEDRA Nº 255
COLONIA AMPLIACIÓN GRANADA
ZIP CODE: 11520
MÉXICO, D.F.
TELEPHONE: 52 50 50 77
FAX: 52 55 16 86
E-MAIL: aarchunida@condumex.com.mx

MSM POSITION: CLEARED TO FORWARD INFORMATION VIA EMISNET
POSITION: COMPTROLLER GENERAL
NAME: MR. FERNANDO RAFAEL AGUADO GUTIERREZ. CPA
ADDRESS: VÍA GUSTAVO BAZ Nº 340
COLONIA: BARRIENTOS
ZIP CODE: 54010
CITY AND STATE: TLANEPANTLA, ESTADO DE MÉXICO

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
(MEXICAN STOCK EXCHANGE)
SIFIC / ICS

STOCK EXCHANGE CODE: IEM **DATE: 09/06/2004 9:21**

TELEPHONE:	**57 29 97 00**
FAX:	**53 10 00 25**
E-MAIL:	**raguado@condumex.com.mx**

MSM POSITION:	**CLEARED TO FORWARD RELEVANT EVENTS VIA EMISNET**
POSITION:	**COMPTROLLER GENERAL**
NAME:	**MR. FERNANDO RAFAEL AGUADO GUTIERREZ. CPA**
ADDRESS:	**VÍA GUSTAVO BAZ Nº 340**
COLONIA:	**BARRIENTOS**
ZIP CODE:	**54010**
CITY AND STATE:	**TLANEPANTLA, ESTADO DE MÉXICO**
TELEPHONE:	**57 29 97 00**
FAX:	**53 10 00 25**
E-MAIL:	**raguado@condumex.com.mx**

ANNUAL REPORT ACCORDING TO CIRCULAR LETTER 11-33

NAME OF THE COMPANY: IEM, S A. DE C.V

ADDRESS OF THE COMPANY: AV. DR GUSTAVO BAZ Nº 340 COL. FRACC. INDL. BARRIENTOS TLALNEPANTLA, EDO. DE MÉX.

SPECIFICATIONS OF THE CHARACTERISTICS OF THE SECURITIES:

A AND B

QUOTING CODE: IEM

SAID SECURITIES ARE REGISTERED IN THE SECURITIES SECTION AND OPERATE IN THE MEXICAN STOCK MARKET (BMV)

ARTICLE 14 OF THE SECURITIES MARKET LAW.- THE REGISTRATION IN THE NATIONAL REGISTER OF SECURITIES AND INTERMEDIARIES DOES NOT IMPLY A CERTIFICATION REGARDING THE VALUE OF THE SECURITY NOR THE FINANCIAL STANDING OF THE ISSUER.

ANNUAL REPORT SUBMITTED IN COMPLIANCE WITH THE CIRCULAR LETTER 11-33 OF THE SECURITIES AND EXCHANGE COMMISSION (CNBV) AS OF 04 OCTOBER, 2002

I. GENERAL INFORMATION

a. IT IS NOT DEEMED NECESSARY.

b. IEM, S.A. DE C.V., IS ONE OF THE LEADING MEXICAN COMPANIES IN THE MANUFACTURING AND SALES FIELD OF VARIOUS TYPES OF ELECTRIC EQUIPMENT, SUCH AS TRANSFORMERS IN SEVERAL CAPACITIES, ELECTRIC ENGINES OF SEVERAL KINDS, ALL OF THESE SOLD THROUGH ITS SUBSIDIARY INDUSTRIAS IEM, S.A. DE C.V.

IT IS STRONGLY INVOLVED IN BOTH THE DOMESTIC AND INTERNATIONAL MARKETS, WITH A WIDESPREAD NETWORK OF DISTRIBUTORS, NATIONALLY.

ITS MAIN STOCKHOLDER IS GRUPO CONDUMEX, S.A. DE C.V., WITH 98.5% SHARE OF ITS CAPITAL STOCK AND, SINCE 1999, HAS NO KNOWLEDGE WHATSOEVER OF ANY TRANSACTION REGARDING IEM S.A. DE C.V. STOCK IN THE MEXICAN STOCK MARKET, AND SAID MEXICAN STOCK MARKET INFORMED IEM, S.A. DE C.V., ON 30 NOVEMBER 1994, BY MEANS OF AN OFFICIAL LETTER THAT, SINCE IEM, S.A. DE C.V. AFOREMENTIONED SHARE WAS HAVING A POOR BEHAVIOR , THE REGISTRATION OF THE COMPANY'S STOCK WOULD BE RECLASSIFIED FROM SUBSECTION "A" TO SUBSECTION "B" OF THE SECURITIES SECTION OF THE SECURITIES AND INTERMEDIARIES NATIONAL REGISTRY

IN THE YEAR 2003, IEM, S.A. DE C.V. HAS SALES AMOUNTING TO $723.9 MILLION OF MEXICAN PESOS OF DECEMBER 2003, MEANING A SHORTENING OF 8.2% IN REAL TERMS, COMPARED TO THE PREVIOUS YEAR; THE OPERATING PROFIT WAS $ 39.4 MILLION OF MEXICAN PESOS, THAT IS 1.3% HIGHER THAN LAST YEAR FIGURES IN REAL TERMS, WITH AN INTEGRAL COST OF FINANCING OF $ 4.7 MILLION OF MEXICAN PESOS AND SAID YEAR'S NET LOST WAS $ 16.0 MILLION OF MEXICAN PESOS, IN THE YEAR 2002 HAD NET PROFIT OF 2.1 MILLION MEXICAN PESOS.

c. IEM, S.A. DE C.V. IS EXPOSED TO STRUCTURAL CHANGES OF THE ECONOMIC AND FINANCING AS DOMESTIC AND INTERNATIONAL MARKETS.

c.1 SLOWING DOWN OF THE ECONOMY..

THE SLOWING DOWN OF BOTH THE UNITED STATES AND MEXICO'S ECONOMY, AS WELL AS IN OTHER COUNTRIES CAUSES A SHORTENING OF SALES DUE TO A LESSER INVESTMENT IN ALL THE ELECTRIC SECTORS, AND HENCE, THE DELAY IN BOTH COMMISSION FEDERAL DE ELECTRICIDAD AND COMPAÑIA DE LUZ Y FUERZA BIDDING MIGHT CREATE AN EVEN MORE DIFFICULT AND COMPLEX SITUATION TO OBTAIN ORDERS FOR THE FOLLOWING YEARS.

c.2 EXCHANGE RATE RISK

SINCE AN IMPORTANT SEGMENT OF OUR SUPPLIES ARE IN U$ DOLLARS AND ALSO CONSIDERING THAT THE EXCHANGE RATE OF THE MEXICAN PESOS VS. THE U$ DOLLAR HAS BEEN UNDERGOING A INCREASING OF SAME, IT HAS AFFECTED THE COMPETITIVENESS OF THE COMPETITIVENESS OF OUR SALES PRICES OF OUR PRODUCTS ABROAD.

c.3 COSTS OF POWER INPUT.

SINCE IEM, S.A. DE C.V. IS AN IMPORTANT POWER CONSUMER, IT COULD BE AFFECTED BY INCREASES IN THE PRICE OF SAID INPUT.

c.4 COMPETITION

IEM, S.A. DE C.V., IS A LEADING COMPANY IN SEVERAL PRODUCTS ALTHOUGH THE ENVIRONMENT OPENS THE POSSIBILITY TO INCOMING INTERNATIONAL COMPETITION AND THE HIGHER OPENING OF THE ELECTRIC SECTOR TO INTERNATIONAL BIDDING ENCROACHES ITS ENVIRONMENT AND IEM MIGHT LOSE SOME INVOLVEMENT IN THE MARKET NICHE WHERE IT IS CURRENTLY LEADING.

d. NO OTHER SECURITIES HAVE BEEN REGISTERED IN THE "RNVI". ALL LEGAL AND FINANCING INFORMATION HAS BEEN TIMELY SUBMITTED, IN COMPLIANCE WITH THE LAW.

e. THERE HAVE NOT BEEN ANY CHANGES NOR AMENDMENTS TO ANY OF THE SECURITIES REGISTERED IN THE "RNVI" (NATIONAL REGISTRY OF SECURITIES AND INTERMEDIARIES).

f. DISCONTINUOUS OPERATIONS
IN 2003 THE LINE MOTORS' PRODUCTION WAS SHUT DOWN, WHICH REPRESENTED A LOSS FOR UP TO 24.6 MILLION PESOS
SINCE OCTOBER 1st. 2003 MR JUAN DE DIOS CONCHA MALO WAS APPOINTED CHAIRMAN OF THE BOARD BY DIRECTORS

g. IT IS NOT APPLICABLE CONSIDERING THE TIME IEM HAS BEEN REGISTERED IN THE MEXICAN STOCK EXCHANGE.

II. THE COMPANY

a. IEM, S.A. DE C.V. WAS FOUNDED ON 25 AUGUST 1945, UNDER THE NAME OF INDUSTRIA ELECTRICA DE MEXICO, S.A. DE C.V. FOR A TERM OF 99 YEARS (ITS CURRENT ADDRESS BEING AV. DR. GUSTAVO BAZ NO.340 FRACC. INDUSTRIAL BARRIENTOS TLALNEPANTLA, EDO. DE MEXICO C.P. 54110 TEL. 57299700). IN 1973, IEM CHANGES ITS NAME TO IEM, S.A. DE C.V., INDUSTRIAS IEM, S.A. DE C.V. IS CONSTITUTED IN 1974, AND IN 1984 THE GENERAL STOCKHOLDERS MEETING APPROVES THE SALE OF FRIEM, A COMPANY MANUFACTURING AND SELLING ELECTRIC HOME APPLIANCES.

b. BUSINESS DESCRIPTION:

i. IEM, S.A. DE C.V, THROUGH ITS SUBSIDIARY INDUSTRIAS IEM, S.A. DE C.V.. IS CURRENTLY MANUFACTURING AND SELLING ELECTRIC EQUIPMENT SUCH AS MONOPHASIC AND THREE-PHASE POST-LIKE TRANSFORMERS, PEDESTAL-LIKE TRANSFORMERS, POWER TRANSFORMERS IN DIFFERENT CAPACITIES, CAGE-LIKE HORIZONTAL ELECTRIC ENGINES, WOUND ROTOR-TYPE, SPECIAL ELECTRIC ENGINES ALL OF THEM IN DIFFERENT CAPACITIES, BREAKERS, BLADES, FUSES, ALL OF THEM IN DIFFERENT CAPACITIES.

GENERAL DESCRIPTION OF THE MANUFACTURING PROCESSES: NUCLEUS MANUFACTURING, COIL MANUFACTURING, VATS AND CARCASSES MANUFACTURING, COMPONENTS AND PARTS PURCHASING, COIL-NUCLEUS ASSEMBLY, VAT OR CARCASS COIL-NUCLEUS ASSEMBLY, AND PARTS ASSEMBLY AND TESTING.

MAIN SUPPLIERS:
SERVILAMINA SUMMIT MEXICANA, S.A. DE C.V.
SHELL MÉXICO, S.A. DE C.V.
EHV WEIDMAN DE MÉXICO, S.A. DE C.V.
TÉCNICA ARTESANAL MEXICANA, S.A. DE C..V.
NACIONAL DE CONDUCTORES ELÉCTRICOS
CONDUMEX INC.

S A L E S
(MILLIONS OF MEXICAN PESOS)

	2003	%	2002	%	2001	%
ELECTRIC EQUIPMENT TYPE 1	386,835	53	509,565	64	213,162	31
ELECTRIC EQUIPMENT TYPE 2	285,807	39	223,460	28	371,248	54
OTHERS	51,216	8	55,994	8	101,949	15
TOTAL	723,858	100	789,019	100	689,359	100

ii. DISTRIBUTION CHANNELS	%	TRANSFORMERS	SAFETY EQUIPMENT
DIRECT MARKETING - IEM	51	X	X
NACEL	11	X	X
SELMEC	3	X	X
DISTRIBUTORS	2	X	X
CONTRACTORS	32	X	X
MANUFACTURERS OF ORIGINAL EQUIPMENT	1	X	X
	100		

EXPLANATION OF ALL SOLD EQUIPMENT

REGULAR EQUIPMENT: STANDARD PRODUCTS IN CAPACITY RANGES AND CHARACTERISTICS CHAT COMPLY WITH MEXICAN NORMS AND ARE PUBLISHED IN PRICE LISTS THEY ARE REGULARLY AVAILABLE IN STOCK FOR IMMEDIATE DELIVERY THROUGH THE APPROPRIATE SALES CHANNELS.

SPECIAL EQUIPMENT: SPECIAL PRODUCTS DESIGNED AND MANUFACTURED FOR A VERY SPECIFIC APPLICATION WITH PARTICULAR TECHNICAL CHARACTERISTICS, DETERMINED BY THE CUSTOMER. SAID PRODUCTS ARE NOT INCLUDED INA ANY PRICE LIST, BUT, INSTEAD, ARE QUOTED INDIVIDUALLY, SINCE THEY ARE WHAT WE CALL "HAND TAILORED SUITS".

iii. THE COMPANY HAS PATENTS, LICENSES AND TRADEMARKS DULY REGISTERED.

d. SECTOR	CUSTOMERS	PERCENTAGE OF DEPENDENCE
GOVERNMENT	STATE GOVERNMENTS INFONAVIT CNA PEMEX GDF	1%
ELECTRIC FIRMS	CFE LYF	42%
PRIVATE	INTEGRATING COMPANIES CONTRACTORS INDUSTRY DISTRIBUTORS	57%

THE LEVEL OF DEPENDENCE PERCENTAGE SHOWN HERE, GATHERS THE TOTALITY OF THE SECTOR'S COMPANIES, IN THE DIFFERENT EQUIPMENT MANUFACTURED, WHETHER STANDARD OR SPECIAL.

e. TAX PAYING STATUS: BUSINESS CORPORATION AND IN A GENERAL LEGAL REGIME.

f. TOTAL EMPLOYEES UP TO 31 DECEMBER 2003

		%
ADMINISTRATIVE	177	20
UNION WORKERS	710	80
TOTAL	887	100

THE PERSONNEL REDUCTION AT THE END OF YEAR 2003 COMPARED TO THE YEAR 2002 WAS DUE TO THE LINE MOTORS PRODUCTION'S SHUT DOWN .

THE RELATIONSHIP WITH THE UNION IS RULED ACCORDING TO A LABOR CONTRACT.

vii. THE COMPANY HAS AN ENVIROMENTAL POLICY, HAS A SPECIALIZED SOFTWARE (adhin paco ecol+), THE RESIDUES SING ARE MANAGED IN A SPECIALIZED TREATMENT HOUSE. DOES NOT EXIST ENVIROMENTAL RISK.

viii.

MAIN COMPETITORS	DISTRIBUTION TRANSFORMERS	POWER TRANSFORMERS	SAFETY EQUIPMENT
IEM	X (2)	X (1)	X (2)
PROLEC	X (1)	X (2)	
VA TECH		X (3)	
VOLTRAN	X (4)	X (4)	
IG	X (3)		
ELECTROMANUFACTURA	X (4)		
ELECTROTECNICA	X (6)		
M. CONTINENTAL	X (5)		
IMPORTS	X (7)	X (5)	X (3)
IUSA			

- (X) MEANS ALL PRODUCTS FROM COMPETING COMPANIES

- THE NUMBER IN PARENTHESES SHOWS THE COMPETITIVE STANDING

IEM'S POSITIVE OR NEGATIVE POINTS

POSITIVE ONES	NEGATIVE ONES
1. WIDE VARIETY OF PRODUCTS	1. FACILITIES ARE PARTIALLY OLD
2. MARKETING NETWORK	2. THE LABOR CONTRACT IS OLD
3. FINANCING CAPABILITY	3. MARKET OVER CAPACITY
4. PRESTIGE OF THE BRAND	
5. OWN TECHNOLOGY	

h.

S A L E S

(MILLIONS OF MEXICAN PESOS)

	2003	%	2002	%	2001	%
DOMESTIC	710,702	98	787,177	99	628,708	91
EXPORTATION	13,156	2	1,842	1	60,651	9
TOTAL	723,858	100	789,019	100	689,359	100

i. IEM, S.A. DE C.V. IS PART OF GRUPO CONDUMEX, AN INDUSTRIAL CONSORTIUM THAT BEGAN ITS PROFESSIONAL ACTIVITIES IN THE 50'S AND THAT HAS POSITIONED ITSELF AS A LEADER IN THE MANUFACTURING OF ELECTRICAL CONDUCTORS OF HIGH, MEDIUM AND LOW INTENSITY, TELECOMMUNICATION WIRING AND FOR THE AUTOMOTIVE INDUSTRY. IT HAS ALSO SUCCESSFULLY BROADENED ITS ACTIVITIES TOWARDS THE MANUFACTURING FIELD IN A WIDE SPECTRUM OF PRODUCTS SUCH AS AUTOPARTS, CAPITAL GOODS AND EQUIPMENT FOR THE POWER GENERATION AND DISTRIBUTION, AS WELL AS THE INSTALLATION OF VOICE NETWORK SYSTEMS, DATA AND VIDEO.

ALL ACTIVITIES CARRIED OUT BY THE COMPANIES OF GRUPO CONDUMEX ARE CLASSIFIED WITHIN THE FOLLOWING BUSINESS NICHES:

AUTOPARTS AND ELECTRONICS
CABLES
AUTOMOTIVE CABLE
INTEGRAL PROJECTS
INSTALLATIONS

WITHIN SAID CLASSIFICATION IEM, S.A. DE C.V. IS PART OF THE ENERGY SECTOR.
IEM, S.A. DE C.V. HOLDS 99.9% OF INDUSTRIAS IEM, S.A. DE C.V.'s STOCK, WHICH IS ITS SOLE SUBSIDIARY, WHERE IEM S.A. DE C.V.'s PLANT AND OFFICES ARE LOCATED.

x. BOTH THE COMPANY AND ITS SUBSIDIARY IS LOCATED ON AV. DR GUSTAVO BAZ N° 340 COL. FRACC. INDL. BARRIENTOS TLALNEPANTLA, EDO. DE MÉXICO, WHERE BOTH THE PLANT AND OFFICES ARE LOCATED, IN AN AREA OF 160,352 SQUARE METERS OUT OF WHICH 63,094 SQUARE METERS CORRESPOND TO THE PLANT AND OFFICES, AND IT WAS BUILT IN 1948. ITS CURRENT STATUS IS ACCEPTABLE CONSIDERING THE TIME AND ITHAS ALL THE SAFETY MEASURES REGARDING ITS OPERATING. THE PRODUCT IT MANUFACTURES ARE TRANSFORMERS, CIRCUIT BREAKERS, BLADES AND FUSES 50% OF ITS INSTALLED CAPACITY WAS USED IN THE YEAR 2003 THE COMPANY HAS INPLACE A MULTIANNUAL PLAN IN ORDER TO MODERNIZE AND IMPROVE TECHNOLOGY PROCESSES.

xi. THERE ARE NO JUDICIAL PROCEEDINGS.

xii. CAPITAL STOCK REPRESENTATIVE SHARES.

INTEGRATION OF THE PAID CAPITAL STOCK

	AMOUNT OF SHARES		CAPITAL STOCK (THOUSANDS OF MEXICAN PESOS)	
SERIES	FIXED ALLOTMENT	VARIABLE ALLOTMENT	CONSTANT	VARIABLE
A	2,550,000	13,928,014	1,274	6,726
B	2,450,000	13,433,699	1,226	6,462
T O T A L	5,000,000	27,415,713	2,500	13,188

m. IEM, S.A. DE C.V. HAS NOT ISSUED ANY STATEMENT OF DIVIDENDS FOR THE YEARS 2001, 2002, 2003, AND FOR THE YEAR 2004, TO DATE.

THE ABOVEMENTIONED IS DUE TO THE FACT THAT IN ALL THE SOCIETY'S STOCKHOLDERS GENERAL MEETINGS FOR THE YEARS 2002, 2003, AND 2004, WHEN THEY GATHERED TO DISCUSS, AMONG OTHER TOPICS, THE ALLOCATION OF DIVIDENDS CORRESPONDING TO THE SOCIAL YEARS OF 2001, 2002 Y 2003 THE STOCKHOLDERS APPROVED IN EACH AND EVERY CASE THAT THE BALANCE OF RETAINED EARNINGS FOR EACH OF SAID YEARS BE ALLOTTED TO THE ACCOUNT OF RETAINED EARNINGS OF PREVIOUS YEARS, AND SAID ACCOUNT WAS MADE AVAILABLE FOR THE STOCKHOLDERS MEETING AND/OR THE SOCIETY'S BOARD OF DIRECTORS, AND THE LATER WAS GRANTED THE MOST AMPLE FACULTIES TO ALLOT IT, EITHER IN FULL OR PARTIALLY, WHATEVER THE SOCIETY'S BOARD OF DIRECTORS MIGHT COME TO DECIDE, TO THE CONSTITUTION OF RESERVES AND / OR DISTRIBUTE IT AMONG THE STOCKHOLDERS; TO DATE, NO PAYMENT OF DIVIDENDS, WHATSOEVER, HAS BEEN DECREED.

ON THE OTHER HAND IT IS WORTH MENTIONING THAT THE BOARD OF DIRECTORS HAS NO EXPRESS POLICY REGARDING THE PAYMENT OF DIVIDENDS OR THE ELABORATION OF THE CORRESPONDING PROPOSAL TO THE SOCIETY'S SHAREHOLDERS MEETING; HOWEVER, IN THESE LAST YEARS, THE SOCIETY HAS REINVESTED ALL EARNED DIVIDENDS.

III. FINANCIAL INFORMATION

1.

	2003	%	2002	%	2001	%
(THOUSANDS OF MEXICAN PESOS)						
NET SALES	723,858	100	789,019	100	689,359	100
GROSS PROFIT	106,256	15	116,713	15	84,436	12
OPERATION PROFIT	39,474	5	38,950	5	20,236	3
PROFIT BEFORE TAXES	19,182	3	32,338	4	10,450	2
NET PROFIT	(16,042)	(2)	2,105	1	7,165	7
PROFIT PER SHARE *	(0.50)		0.00		0.00	
PURCHASE OF R. EST. & EQUIP.	33,350		12,314		13,803	
DEPREC. & REDEMP. IN THE YEAR	20,875		21,721		22,921	
TOTAL ASSETS	622,387		634,733		782,896	
TOTAL LIABILITIES	265,985		250,541		394,022	
TOTAL L.P. LIABILITIES	0		0		0	
STOCKHOLDERS EQUITY	356,402		384,192		388,874	
DIVIDENDS	NOT DECLARED		NOT DECLARED		NOT DECLARED	

* MEXICAN PESOS

COMMENTS ON THE ANALYSIS WILL BE MADE IN THE FOLLOWING POINT.

2. MANAGEMENT COMMENTS AND ANALYSIS REGARDING THE COMPANY'S OPERATION INCOME AND FINANCIAL SITUATION

a) OPERATION INCOME.

THERE WAS A 8.2% SALES DECREASE IN THE YEAR 2003 SALES IN REAL TERMS, AGAINST THE PREVIOUS YEAR. SAID DECREASE WAS BECAUSE OF DECREASING ON PURCHASE ORDER'S FOR TRANSFORMER LINES DUE TO THE COUNTRY'S LOWER ECONOMIC ACTIVITY.

THUS GROSS PROFIT DROPPED 8.9% IN REAL TERMS BECAUSE OF LOWER SALES LEVEL ALONG THE YEAR 2003.

THERE WAS 1.3% GROSS PROFIT INCREASE IN REAL TERMS IN THE PREVIOUS YEAR CAUSED BY THE REDUCTION IN THE COSTS AND EXPENDITURES.

THERE WAS AN 37.2% FINANCING INTEGRATED COST DECREASE IN REAL TERMS, AGAINST THE PREVIOUS YEAR MAINLY BECAUSE OF A DECREASE IN THE BANKING INTEREST RATES.

b). FINANCIAL SITUATION, LIQUIDITY AND CAPITAL MEANS.

THE WORKING CAPITAL INCREASED AGAINST THE PREVIOUS YEAR MAINLY BECAUSE OF THE LOSS OF CUSTOMERS; INVENTORIES INCREASED AT YEAR-END, DUE TO THE SALES REDUCTION.

NEXT ARE SOME REASONS AND FINANCIAL PROPORTIONS OF THE LAST THREE YEARS.

	2003	2002	2001
YIELD			
NET INCOME TO NET SALES	(2.22)%	0.25%	1.03%
NET INCOME TO STOCKHOLDERS' EQUITY	(4.50)%	0.55%	1.85%
NET INCOME TO TOTAL ASSETS	(2.58)%	0.33%	0.91%
LEVERAGE			
TOTAL LIABILITIES TO TOTAL ASSETS	42.74%	39.47%	50.33%
TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	0.75 TIMES	0.65 TIMES	1.01 TIMES
LIABILITIES IN FOREIGN CY. TO TOTAL LIABILITIES	6.72%	36.26%	21.02%
LIQUIDITY			
CURRENTS ASSETS TO CURRENT LIABILITIES	1.86 TIMES	1.80 TIMES	1.53 TIMES
CURRENT ASSETS MINUS INVENTORY TO CURRENT LIABILITIES	1.09 TIMES	1.07 TIMES	0.82 TIMES
CURRENT ASSETS TO TOTAL LIABILITIES	1.24 TIMES	1.33 TIMES	1.23TIMES

THERE ARE NO CREDITS NOR FISCAL DEBTS AND THERE ARE NO OVERDUE PAYMENTS.

IV. MANAGEMENT

1. SOCIAL BY-LAWS AND OTHER AGREEMENTS

THE BOARD OF DIRECTORS IS EMPOWERED TO DETERMINE COMPENSATION PLANS FOR EXECUTIVES, EVEN THOUGH NOT EXPRESSLY.

SAID ENTITY ISN'T EXPRESSLY ENTITLED TO MAKE DECISIONS REGARDING ANY OTHER MATTER WHERE ANY OF ITS MEMBERS MIGHT HAVE SOME PERSONAL INTEREST.

THE SOCIETY ONLY HAS ORDINARY SHARES, WHICH HAVE FULL VOTING RIGHT.

THE ATTENDANCE QUORUM , AS SET IN THE SOCIAL BY-LAWS TO DECLARE A STOCKHOLDERS GENERAL ORDINARY MEETING LEGALLY IN ORDER IS FOR AT LEAST HALF OF THE CAPITAL STOCK IN THE FIRST SUMMONS, AND IN ANY SECOND OR THIRD SUMMONS, WHATEVER THE AMOUNT OF REPRESENTED SHARES AS WELL AS THE CORRESPONDING DECISIONS, SHALL BE VALIDATED WITH THE FAVORABLE VOTE OF THE MAJORITY OF THE ATTENDANTS' BALLOTS.

THE ATTENDANCE QUORUM , AS SET IN THE SOCIAL BY-LAWS TO DECLARE A STOCKHOLDERS GENERAL ORDINARY MEETING LEGALLY IN ORDER, IS FOR THE FIRST SUMMONS WITH 75% OF THE CAPITAL STOCK, AND IN ANY SECOND OR OTHER SUMMONS, WITH 50% OF THE CAPITAL STOCK, AND ALL DECISIONS WILL BE VALIDATED WITH THE FAVORABLE VOTE CORRESPONDING TO THE AMOUNT OF SHARES REPRESENTING AT LEAST HALF OF THE CAPITAL STOCK

ALL SHARES ISSUED BY THE SOCIETY HAVE ONLY THE CORPORATE AND PATRIMONIAL RIGHTS AS SET IN THE SOCIAL BY-LAWS AND DO NOT HAVE ANY OTHER RIGHTS RELATED TO SAME, AND HENCE THERE EXISTS NO PROCEDURE THAT CAN BE TO FOLLOWED TO CHANGE SAID RIGHTS.

IEM, S.A. DE C.V. HAS NO KNOWLEDGE OF ANY NON BY-LAWS AGREEMENT TO DELAY, PREVENT, DEFER OR MAKE MORE EXPENSIVE, ANY CHANGE IN THE MANAGEMENT OF THE COMPANY, IN A TRUST OR IN ANY OTHER MECHANISM THAT MIGHT COME TO ENCROACH THE CORPORATE RIGHTS GRANTED BY THE SHARES TO THEIR STOCKHOLDERS, NOR OF ANY STATUTORY CLAUSE OR AGREEMENT AMONG THE STOCKHOLDERS THAT MAY COME TO ENCROACH OR RESTRICT THE MANAGEMENT OF THE COMPANY OR ITS SHAREHOLDERS.

2. MANAGEMENT AND SHAREHOLDERS

IEM, S.A. DE C.V. BOARD OF DIRECTORS HAS 5 DIRECTORS AND THEIR CORRESPONDING ALTERNATE DIRECTORS FOR THE SOCIAL YEAR 2003

THE DIRECTORS ARE APPOINTED BY THE SHAREHOLDERS IN THE ORDINARY GENERAL MEETINGS

THE FACULTIES OF THE BOARD OF DIRECTORS ARE AS FOLLOWS: A) APPOINT AND REMOVE THE SOCIETY'S DIRECTOR GENERAL; B) DETERMINE HOW THE VOTES CORRESPONDING TO THE SHARES OWNED BY THE SOCIETY IN THE STOCKHOLDERS ORDINARY AND EXTRAORDINARY MEETINGS OF THE DIFFERENT SOCIETIES WHERE IT HOLDS THE MAJORITY OF STOCK, MUST BE ISSUED; C)TO APPROVE, PRIOR TO THE AUTHORIZATION OF THE STOCKHOLDERS ORDINARY GENERAL MEETING THE ACQUISITION OR SALE OF STOCK, OR THE ENFORCEMENT OF THE RIGHT FOR WITHDRAWAL, IN CERTAIN CASES; D) OPEN BRANCHES OR AGENCIES OF THE SOCIETY; AND, E) ALL OTHER FACULTIES GRANTED BY LAW.

LAST BUT NOT LEAST, IT IS DETERMINED THAT BESIDES THE RESPONSIBILITIES SET IN THE SOCIAL BY-LAWS AND OTHER LEGAL ORDINANCES, THE BOARD OF DIRECTORS WILL ALSO: I) DETERMINE THE STRATEGIC VISION OF THE SOCIETY; (II) MAKE SURE THAT STOCKHOLDERS AND THE MARKET ALIKE, MAY HAVE ACCESS TO THE SOCIETY'S PUBLIC INFORMATION; III) SET INTERNAL CONTROL MECHANISMS; (IV) MAKE SURE THAT THE SOCIETY HAS ALL THE NECESSARY MECHANISMS TO ASCERTAIN IT COMPLIES WITH THE DIFFERENT APPLICABLE LEGAL PROVISIONS, AND (V) APPRAISE REGULARLY THE DIRECTOR GENERAL'S PERFORMANCE AND THE SOCIETY'S TOP EXECUTIVES.

REGARDING IEM, S.A. DE C.V.'s OWNERSHIP OF STOCK, IT IS WORTH MENTIONING THAT FOR MORE THAN THREE YEARS, JUST ONE STOCKHOLDER HAS ATTENDED THE MEETINGS HELD BY THIS SOCIETY: GRUPO CONDUMEX, S.A. DE C.V., THAT, AS PREVIOUSLY STATED, HOLDS 98.5% OF IEM, S.A. DE C.V.'s CAPITAL STOCK, AND HENCE, THE COMPANY LACKS THE NECESSARY INFORMATION TO REVEAL THE INDIVIDUAL OWNERSHIP OF STOCK OF ALL DIRECTORS AND OFFICERS OF THE SOCIETY, SHOULD IT EXIST, NOR CAN IT ISSUE THE NAMES OF THE MAIN TEN STOCKHOLDERS, EXCEPT GRUPO CONDUMEX, S.A. DE C.V.

ALLOW US TO STATE HERE AS WELL, THAT THE COMPANY IS CURRENTLY ELABORATING ALL NECESSARY DOCUMENTS TO CANCEL THE INSCRIPTION OF THE SECURITIES SECTION OF THE SECURITIES NATIONAL REGISTRY REGARDING THE COMPANY'S CAPITAL STOCK REPRESENTATIVE

STOCK, AS WELL AS THE ANNULMENT OF THE APPROVALS, TO PLACE SAID SHARES IN THE STOCK EXCHANGE MARKET, SINCE THE COMPANY HAS HAD NO STOCK TRANSACTIONS WHATSOEVER.

MEMBERS OF IEM. S.A. DE C.V.'s BOARD OF DIRECTORS

NAME	POSITION	YEARS AS DIRECTOR
MR. JUAN DE DIOS CONCHA MALO	DIRECTOR	ONE
MR. FRANCISCO J. REED Y MARTÍN DEL CAMPO	DIRECTOR	EIGHTEEN
MR. ANTONIO SIERRA GUTIÉRREZ	DIRECTOR	SIX
MR. QUINTIN BOTAS HERNÁNDEZ	DIRECTOR	SEVEN
MR. JAIME SETIEN RODRÍGUEZ	DIRECTOR	SIX
MR. JOSE MANUEL DIAZ	ALTERNATE DIRECTOR	ONE
MR. GONZALO LIRA CORIA	ALTERNATE DIRECTOR	EIGHT
MR. ENRIQUE MANUEL PALMA CEBALLOS	ALTERNATE DIRECTOR	TWO
MR. JOSE RAMON NEVAREZ JACQUES	ALTERNATE DIRECTOR	TEN
MR. VICTOR CONTRERAS HERNÁNDEZ	ALTERNATE DIRECTOR	ONE
MR. RODRIGO GARDUÑO MAULEON	ALTERNATE SECRETARY	ONE

OFFICERS OF IEM, S.A. DE C.V.'s BOARD OF DIRECTORS

CHAIRMAN	MR. JUAN DE DIOS CONCHA MALO
SECRETARY	MR. ALEJANDRO ARCHUNDIA BECERRA

2. IEM, S.A. DE C.V. TOP OFFICERS

DIRECTOR GENERAL

MR. JUAN DE DIOS CONCHA MALO
AGE 54 YEARS. SENIORITY 32 YEARS

OFFICERS OF THE SUBSIDIARY INDUSTRIAS IEM, S.A. DE C.V.

GENERAL MANAGER
MR. JOSE MANUEL DIAZ
AGE 39 YEARS. SENIORITY 14 YEARS

ENGINEERING AND DEVELOPMENT MANAGER
MR. ALVARO CANCINO QUIROZ
AGE 52 YEARS. SENIORITY 28 YEARS.

QUALITY ASSURANCE MANAGER
MR. LUIS ORTIZ BUENDIA
AGE 48 YEARS. SENIORITY 26 YEARS

INDUSTRIAL RELATIONS MANAGER
MR. ERNESTO CHAVEZ
AGE 34 YEARS. SENIORITY 6 YEARS

ENGINES MANAGER
MR. SAUL HIGAREDA
AGE 42 YEARS. SENIORITY 14 YEARS.

SAFETY EQUIPMENT MANAGER
MR. CARLOS FLORES MACÍAS
AGE 50 YEARS. SENIORITY 19 YEARS.

PRICING MANAGER
MR. JORGE ESQUINCA
AGE 55 YEARS, SENIORITY 2 YEARS.

PURCHASING MANAGER
MR. EDUARDO ESPINAL
AGE 47 YEARS. SENIORITY 20 YEARS.

COMMERCIAL MANAGER
MR. ANTONIO ITURBIDE
AGE 43 YEARS, SENIORITY 10 YEARS

MANUFACTURING MANAGER
LOW POWER TRANSFORMERS
MR. FIDENCIO LOPEZ
AGE 51 YEARS, SENIORITY 25 YEAS

MANUFACTURING MANAGER
HIGH AND MEDIUM POWER TRANSFORMERS
MR. VICTOR MARAVELEZ
AGE 57 YEARS, SENIORITY 37 YEARS.

SYSTEMS AND ACCOUNTING MANAGER
MR. ENRIQUE BERUMEN MARTINEZ
AGE 60 YEARS. SENIORITY 20 YEARS.

IEM, S.A. DE C.V. DOESN'T GRANT ANY KIND OF COMPENSATIONS NOR PAYMENTS TO ITS DIRECTORS AND OFFICERS, NOR ARE THEY PAID ANY FEES FOR THEIR ATTENDANCE TO ANY BOARD MEETING

IEM, S.A. DE C.V. DOESN'T CONTEMPLATE ANY PENSION, RETIREMENT NOR ANY OTHER SIMILAR PLAN FOR ITS DIRECTORS OR OFFICERS

AS FOR THE INFORMATION REGARDING THE INDIVIDUAL SHAREHOLDING OF THE DIRECTORS AND OFFICERS OF THE SOCIETY, IT IS RELEVANT TO MENTION THAT THE SOCIETY DOESN'T HAVE ANY AVAILABLE INFORMATION ON INDIVIDUAL STOCK OWNERSHIP OF THE DIRECTORS OR THE OFFICERS SINCE THEIR SHARES ARE NOT LOGGED IN THE SOCIETY'S STOCK LOG, IN COMPLIANCE WITH ARTICLE 128 OF THE GENERAL COMMERCIAL CORPORATION LAW.

IEM, S.A. DE C.V. HASN'T SIGNED ANY AGREEMENT NOR HAS SET A PROGRAM OF ANY KIND AIMED AT INVOLVING EMPLOYEES IN THE COMPANY'S CAPITAL, SINCE THE SOCIETY DOESN'T HAVE EMPLOYEES.

AS FOR THE INFORMATION REGARDING STOCKHOLDERS OWNING 5% OR MORE OF THE CAPITAL STOCK REPRESENTATIVE SHARES, AS WELL AS THE TEN TOP STOCKHOLDERS OF THE SOCIETY, IT MUST BE STATED THAT GRUPO CONDUMEX, S.A. DE C.V. HOLDS MORE THAN 95% OF IEM, S.A. DE C.V. CAPITAL STOCK. IEM, S.A. DE C.V. HAS NO COMMITMENT WHATSOEVER THAT MIGHT LEAD TO A CHANGE IN THE CONTROL OF THE STOCK.

3. AUDITORS.

THE COMPANY HIRED, AS A EXTERNAL AUDITOR FIRM, DELOITTE & TOUCHE (GALAZ, YAMAZAKI, RUIZ URQUIZA, S.C.) FROM YEAR 2002 ON, IN SUBSTITUTION OF PRICE WATERHOUSE COOPERS, S.C.. THE FOREGOING AS A MEAN TO PERIODICALLY ALTERNATE THE ACCOUNTING FIRMS WICH AUDIT THE FINANCIAL STATEMENTS OF IEM S.A. DE C.V. AND SUBSIDIARY, AND IT HASN'T BEEN CHANGE FOR MORE THAN THREE YEARS. ALSO, IT HASN'T ISSUED ANY RESERVATION, NEGATIVE OPINION OR ABSTENTION OF OPINION IN MORE THAN THE TWO LAST YEARS WITH RENDERED OPINIONS, NOT HAVING RENDERED ANY SERVICE OTHER THAN THE AUDITING ONE.

THE AUDITING FUNCTION IS COMPLEMENTED WITH THE FOLLOWING:

THE SOCIETY HAS AN INTERNAL AUDITING DEPARTMENT OF GRUPO CONDUMEX WHICH, AMONG OTHER PROGRAMS AND RESPONSIBILITIES: IS IN CHARGE OF AUDITING THE SOCIETY, MAKING SURE THAT:

- ALL POLICIES AND PROCEDURES APPROVED BY THE GENERAL DIRECTION ARE HONORED.
- ALL INTERNAL CONTROL SYSTEMS ARE RELIABLE AND SUFFICIENT FOR THE GOOD MANAGEMENT OF THE SOCIETY.
- ALL FISCAL AND LEGAL OBLIGATIONS TO WHICH THE SOCIETY IS BOUND TO, BE DULY HONORED.
- ALL SUBMITTED FINANCIAL INFORMATION IS RELIABLE AND TIMELY, BASED ON THE HONORING OF ALL ABOVEMENTIONED POINTS AS WELL AS IN ACCORDANCE WITH THE GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

UPON THE TERMINATION OF AN AUDIT, A REPORT IS ISSUED TO THE GENERAL DIRECTION AND TO ALL EXECUTIVES OF THE CORRESPONDING AREAS WHEN DEVIATIONS ARE DETECTED AND HAVE TO BE CORRECTED.

GRUPO CONDUMEX COMPTROLLERSHIP DIRECTION AND MANAGEMENT, IS RESPONSIBLE FOR THE SELECTION, HIRING AND COORDINATION OF ALL EXTERNAL AUDITORS FOR THE SOCIETY'S AUDIT WHO DETERMINE THE FINANCIAL STATEMENTS AND ISSUE THEIR OPINION, AS WELL.
THE BOARD OF DIRECTORS RELIES ON GRUPO CONDUMEX INTERNAL AUDIT STRUCTURE WHICH ALLOWS IT TO ASSERT THE CORRESPONDING FINANCIAL INFORMATION AND THE EFFECTIVENESS OF ALL INTERNAL CONTROLS AND ACCOUNTING POLICIES FOR THE PREPARATION OF THE SOCIETY'S FINANCIAL INFORMATION.

4. THE COMPANY AND ITS SUBSIDIARIES REGULARLY CARRY OUT FINANCIAL AND COMMERCIAL OPERATIONS WITH SUBSIDIARY ENTITIES OF "GRUPO CONDUMEX AND GRUPO CARSO. THESE OPERATIONS ARE MAINLY PURCHASE OF RAW MATERIALS AND SERVICES, AS WELL AS THE SALE OF FINISHED PRODUCTS , MAINLY WITH:

	(THOUSANDS OF MEXICAN PESOS	
	SUPPLIERS	CUSTOMERS
NACIONAL DE CONDUCTORES ELECTRICOS, S.A. DE C.V.	29,143	75,044
CONDUMEX INC.	156,251	14,286
TELEFONOS DE MEXICO		7,860
SELMEC EQUIPOS INDUSTRIALES, S.A. DE C.V.		17,705
SINERGIA SOL. INT. PARA LA CONSTRUCCION, S.A. DE C.V.		
GRUPO CONDUMEX, S.A. DE C.V.	4,574	863
SERVICIOS CONDUMEX, S.A. DE C.V.	29,002	64
SWECOMEX, S.A. DE C.V.	10,393	809
	229,363	133,564

THERE ARE NO COMMERCIAL OPERATIONS OR INDEPENDENT SERVICES WITH PERSONAL STOCKHOLDERS OR KEY ADMINISTRATORS

V. THE STOCK MARKET

1. SHARES OF STOCK STRUCTURE.

GRUPO CONDUMEX IS IEM'S MAIN STOCKHOLDER WITH 98.5% OF THE ENTITY'S CAPITAL STOCK; THE REMAINDER IS THE HANDS OF THE MEXICAN STOCK EXCHANGE SHAREHOLDERS; ALSO, THE COMPANY HAS "ADR's" IN CIRCULATION FOR AN AMOUNT OF 332,206 SERIES "B" SHARES, THAT ARE SUBSCRIPTION FREE FOR BOTH MEXICAN AND FOREIGN INVESTORS WHOSE SHARES HAVE THE SAME CORPORATE AND PATRIMONIAL RIGHTS AS THOSE FOR THE "A" SERIES.

2. SHARE OF STOCK BEHAVIOR IN THE MEXICAN STOCK EXCHANGE, SINCE 1996, TO DATE.

IEM, "A" SERIES
BMV (MEXICAN STOCK EXCHANGE)

DATE	VOLUME	MAXIMUM	MINIMUM	CLOSE	AMOUNT
03/11/1996	6000	3.50	3.50	3.50	21000
03/14/1996	10000	3.60	3.60	3.60	36000
03/19/1996	5000	3.60	3.60	3.60	18000
04/17/1996	6000	3.80	3.80	3.80	22800
05/27/1996	5000	3.80	3.80	3.80	19000
07/03/1996	2000	3.85	3.85	3.85	7700
09/12/1996	10000	3.88	3.88	3.88	38800
09/18/1996	5000	3.86	3.86	3.86	19300
11/11/1997	2000	3.60	3.60	3.60	7200

IEM, "B" SERIES
BMV (MEXICAN STOCK EXCHANGE)

DATE	VOLUME	MAXIMUM	MINIMUM	CLOSE	AMOUNT
07/04/1996	5000	3.88	3.88	3.88	19400
07/11/1996	3000	3.88	3.88	3.88	11640
07/18/1996	5000	3.88	3.88	3.88	19400
07/19/1996	1000	3.88	3.88	3.88	3880
03/04/1997	3000	3.88	3.88	3.88	11640
06/05/1997	1000	3.70	3.70	3.70	3700
06/11/1997	2000	3.70	3.70	3.70	7400
11/13/1997	4000	4.10	4.10	4.10	16400
03/06/1998	1000	4.60	4.60	4.60	4600
03/20/1998	2000	5.00	4.80	5.00	9800
09/28/1998	7000	5.40	5.40	5.40	37800

Mexico D.F., July 13, 2004

AFFIDAVIT

The undersigned of this document hereby dully swear and state that to the extent of our respective capacities and positions, we prepared the information concerning the issuer company that the yearly report herein presents. Such information, to the best of our knowledge, reasonably describes the issuer's situation. We also state that to our knowledge, no relevant information has been omitted or made false in this annual report, or that the report contains information that could lead investors to act wrongfully.

CP FERNANDO RAFAEL AGUADO GUTIERREZ General Comptroller	LIC JOSE RAMON NEVAREZ JACQUES Legal Advisor

ING JUAN DE DIOS CONCHA MALO
General Director

The undersigned hereby dully swears and states that the financial states included in the annual report herein were examined and certified according to generally accepted auditing standards. He also states that within the scope of the work carried out, and that to the best of his knowledge no relevant financial information has been omitted or made false in this annual report, or that such report could contain information that could lead investors to act wrongfully.

CP JORGE I. PERALTA ALVAREZ

GALAZ, YAMAZAKI, RUIZ URQUIZA, S.C.